ORKLA

P.O.Box 423 Skøyen, N-0213 Oslo, Norway
Telephone: +47-22 54 40 00
Telefax: +47-22 54 44 90
www.orkla.com [redacted]

05006436

Ref.:
Ellen W. Ronæss, [illegible], Shareholder Services, Tel.: +47 2254 4430

Date: 28 February 2005

ORK – Trade subject to notification

On 25 February 2005, in connection with its option programme, Orkla exercised 13,733 options, respectively 11,733 options at a strike price of NOK 135 of which 8,333 were exercised for cash payment, and 2,000 options at a strikeprice of NOK 141.

After exercise of options, Orkla's holding of Orkla shares is reduced to 6,339,633. A total of 1,786,408 options have currently been issued. Moreover, Orkla has an exposure through a cash-settled financial derivative of 450,000 underlying shares in the hedge position related to the remaining 448,500 synthetic options of the cash bonus programme.

dlw 3/16

Notice to Oslo Stock Exchange

ORKLA

P.O. Box 423 Skøyen, N-0213 Oslo, Norway
Telephone: +47 22 54 40 00
Telefax: +47 22 54 44 90
www.orkla.no

Ref.:
Rune Helland, VP Investor Relations, Tel: + 47 22544411

Date: 28 February 2005

ORK – Release of offer document

Reference is made to the Notice to the Oslo Stock Exchange of 10 February 2005 concerning Orkla's offer to buy all the shares in Sapa AB that are not owned by the Elkem Group.

The offer document is now registered with the Finansinspektionen, the Swedish Financial Supervisory Authority, and is available on Orkla's website at www.orkla.com. The offer period is from 2 March 2005 to 22 March 2005, both dates inclusive. The offer price is SEK 187 per share. Other conditions for the offer are set out in the offer document.